                                                                    EXHIBIT 99.3

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the incorporation by reference in Registration Statements on
Form S-8, No. 333-121901, No. 333-12064, 333-88172, 333-112755 and 333-149657,
and on Form F-3 No. 333-104147, No. 333-13806 and 333-145431, of our report, dated March 31, 2008, relating to the consolidated financial statements of
Metalink Ltd. (the "Company") for the year ended December 31, 2007, included in this Report on Form 6-K of the Company.

By: /s/ BRIGHTMAN ALMAGOR & CO
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Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 31, 2008